    As Filed with the Securities and Exchange Commission on July ____, 1997
                                                Registration No. 33- ___________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                              --------------------------

                                       FORM S-2
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                             ---------------------------

                        COUNTRY WIDE TRANSPORT SERVICES, INC.
                (Exact name of Registrant as Specified in its Charter)
           DELAWARE                                        95-4105996
  (State or Other Jurisdiction)                         (I.R.S. Employer
 of Incorporation or Organization)                     Identification No.)
                                  119 Despatch Drive
                            East Rochester, New York 14445
                                    (716) 381-5470
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                       Registrant's Principal Executive Office)

                              Timothy Lepper, President
                        Country Wide Transport Services, Inc.
                                  119 Despatch Drive
                               East Rochester, NY 14445
                                    (716) 381-5470

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                                of Agent for Service)

                           Copies of all communications to:

                            Richard H. Holtzberg, Esquire
                                  Holtzberg & Conway
                          349 W. Commercial St., Suite 3000
                            East Rochester, New York 14445

           Approximate date of commencement of proposed sale to the public:
     As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                      CALCULATION OF REGISTRATION FEE:

     Title of Shares to be       Amount to be            Proposed Maximum            Proposed Maximum            Amount of
         Registered                Registered           Offering Price Per      Aggregate Offering Price     Registration Fee
                                                              Share
     ---------------------       ------------           ------------------       -------------------------   ----------------
 Common Stock, par value
             $0.10                  3,288,000               $ 1.32 (1)                $ 4,340,160 (1)             $ 1,316


 (1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933. Specifically, the registration fee is calculated based on the average of the reported bid and asked prices of the securities as of July 15, 1997.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                      SUBJECT TO COMPLETION DATED JULY 17, 1997

                                   3,288,000 SHARES
                                     COMMON STOCK

                        COUNTRY WIDE TRANSPORT SERVICES, INC.

    The shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Country Wide Transport Services, Inc. (the "Company") offered by this Prospectus (the "Shares") are offered for sale by holders of the Company's Common Stock (the "Selling Shareholders"). See "Selling Shareholders." The Company has agreed to pay all of the expenses of this offering but will not receive any of the proceeds from the sale of the Selling Shareholders Shares being offered hereby.

    A COPY OF THE COMPANY'S LATEST FORM 10-K REPORT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS REQUIRED TO BE DELIVERED WITH THIS PROSPECTUS.

    All brokerage commissions and other similar expenses incurred by the Selling Shareholders will be borne by them. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Use of Proceeds" and "Plan of Distribution."

    The Common Stock is quoted on the National Association of Securities
Dealers OTC Bulletin Board under the symbol "CWTV." The closing bid and asked prices per share reported on the OTC Bulletin Board on July 15, 1997 were $1-1/8 and $1-1/2 respectively.

    The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares, may be deemed "Underwriters," as that term is defined in the Securities Act of 1993, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act. The Shares to be offered by the Selling Shareholders may be offered in one or more transactions in the over-the-counter market or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to those prevailing market prices, or at negotiated prices. The Shares to be offered by the Selling Shareholders may be sold either
(a) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this Prospectus (for example, in transactions with a "market maker") or (b) in brokerage transactions, including transactions in which the broker solicits purchasers.

                              -------------------------

    No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders, or any underwriter, dealer or agent. This Prospectus and any supplement thereto shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof, or that the information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------------

    THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------------

                    The date of this Prospectus is_________, 1997
                                                  ---------

                                  PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, including notes thereto (the "Consolidated Financial Statements"), which are incorporated by reference into this Prospectus. Unless otherwise indicated, all share, per share, and financial information set forth herein reflects the one-for-five reverse stock split effective May 15, 1997. Investors should carefully consider the information set forth under the heading "Risk Factors." As used herein, the "Company" means Country Wide Transport Services, Inc. and its subsidiaries, except where the context indicates otherwise, and a "fiscal year" means the twelve month period ending on June 30th of the specified year.

                                     THE COMPANY

    Country Wide Transport Services, Inc. ("Country Wide" or "Company") with its principal executive offices at 119 Despatch Drive, East Rochester, NY 14445, telephone number (716) 381-5470.


                                     THE OFFERING

Common Stock Offered by the Selling Shareholders. . . . .  3,288,000 shares

Common Stock to be Outstanding after the Offering . . . .  4,248,117 shares (1)

Use of Proceeds . . . . . . . . . . . . . . . . . . . . .  No proceeds to the
                                                            Company

NASD OTC Bulletin Board Market Symbol . . . . . . . . . .  CWTV

(1) Does not include 850,000 shares issuable to Company officers at $0.15 per share under outstanding options which expire on May 1, 2002.

                                     RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, BEFORE DECIDING WHETHER TO INVEST IN THE SHARES OFFERED HEREBY.

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, GROWTH AND ACQUISITION STRATEGIES, MARGINS AND GROWTH IN SALES OF THE COMPANY'S PRODUCTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTEND," "COULD," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW UNDER THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE.


    Investment in the Shares is highly speculative and subject to numerous and substantial risks. Therefore, purchase of the Shares is suitable only for those persons who can afford to lose their entire investment. There is a minimum public market for the Shares. Prospective purchasers of Shares should carefully consider the risk factors relating to the business of the Company including, but not limited to, the risk factors discussed below, and should consult all the other information provided in this Prospectus (including the information incorporated by reference) before making any purchase of Shares.

SUBSTANTIAL LOSSES

    During the fiscal years ended June 30, 1995, 1996 and 1997, the Company sustained losses of $5,411,000, $1,470,000 and $__________ respectively. While management believes the Company has made sufficient changes to allow it to return to profitability, there can be no assurance that the Company will not continue to incur losses.

MATERIAL DISPOSITIONS OF ASSETS

    From September 1995 through January 1997 all but one of the Company's subsidiaries made substantial dispositions of assets and those subsidiaries were liquidated. While the remaining subsidiary, Vertex Transportation, Inc., has been profitable during the fiscal years ended 1995, 1996 and 1997, there can be no assurance that the remaining business of that subsidiary will continue to be profitable or that some unforeseen liability of the liquidated subsidiaries will not affect the Company's business, assets, or liabilities in the future.

MOTOR CARRIER INDUSTRY

    The business of the Company's remaining subsidiary, Vertex Transportation, Inc., includes negotiation of motor carrier transportation services on a short-term basis and thus is substantially affected by the availability of such transportation services, as well as by the overall pricing and other competitive considerations of that industry as compared to those of alternative transportation industries.

GOVERNMENT REGULATION

    Motor Carrier's are subject to regulation by various federal and state governmental agencies, including the United States Department of Transportation. These regulatory agencies have broad powers, and the motor carrier industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in the operating practices or influencing the demand for, and the costs of providing, services to shippers.

EFFECTS OF FUEL, INSURANCE AND INTEREST RATES

    Fuel prices and insurance premiums are expenses over which the Company has little or no control. If these costs are increased to the Company's transportation providers, the increases will be passed on to the Company by increased rates. These increased rates, if not offset, will reduce the Company's profitability.

ABSENCE OF DIVIDENDS

    The Company anticipates that all of its earnings in the foreseeable future, if any, will be retained for the development and expansion of its business, and accordingly, has no current plans to pay dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition, and capital requirements. The Company's subsidiary, which now conducts substantially all the business operations of the Company, has line-of-credit agreements which contain provisions limiting the ability of the subsidiary to pay dividends.

LIQUIDITY AND MARKET PRICE

    The Company was de-listed from trading on The Nasdaq SmallCap Market on August 13, 1996 due to its failure to maintain the necessary equity and other criteria of The Nasdaq Stock Market. The OTC Bulletin Board on which the Company's shares are now quoted must be viewed as having very little liquidity, and any amount of purchasing or selling of Company shares on that market could cause significant and abrupt price changes in the reported market prices for the Shares.

COMPETITIVE INDUSTRY

    The Company is participating in a highly competitive industry and rates demanded by competitors directly control the rates for which the Company can render its services. In the event competitors rates are reduced, any such reduction will have the effect of reducing the rates of the Company and thereby reducing the Company's opportunities to earn profits.

MAINTENANCE OF CAPITAL

    In order for the Company to attract the necessary transportation providers, it is necessary for the Company to maintain sufficient capital to ensure timely and current payment of transportation fees to these providers. Any reduction of capital below that which is necessary to properly attract these transportation providers will have a substantial adverse effect on the profitability of the Company.

GENERAL ECONOMIC RISK

    The major risk encountered by a logistics services company is that it will not generate sufficient income to meet its operating expenses and debt service. Its net income is entirely dependent upon the continuation of the service to its customers as well as the existence of available transportation providers. The net income of the Company may be affected by many factors including: (a) bad debts, insolvency and bankruptcy of customers; (b) adverse changes in general economic conditions; (c) adverse changes in transportation laws; (d) unanticipated increases in operating costs; (e) increases in transportation and other taxes; and (f) increases in interest rates on funds borrowed by the Company not offset by increased revenues.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    The success of the Company depends heavily on the business it conducts with a limited number of significant customers. For the Company's fiscal years ending June 30, 1996 and 1997, approximately 25%, and 10% of its net sales were derived from sales to its two largest customers. The Company has had long-standing relationships with most of its significant customers; however, it generally does not have long-term contracts with them and they may unilaterally reduce or discontinue the purchase of the Company's products without penalty. The Company's loss of (or the failure to retain a significant amount of business with) any of its significant customers could have a material adverse effect on the Company.

                                   USE OF PROCEEDS

    The Shares being offered are for the account of the Selling Shareholders. Accordingly, the Company will receive none of the proceeds from the sale of the Shares.

                                 PLAN OF DISTRIBUTION

    The Shares offered hereby are being sold by the Selling Shareholders acting as principal for their own accounts. The Company will receive none of the proceeds from this offering.

    The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Company expects that the Selling Shareholders will sell their shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the Selling Shareholders, or through broker-dealers acting as principals, who may then resell their Shares in the over-the-counter market, or at private sales or otherwise. The Selling Shareholders may sell Shares in such transactions at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares through broker-dealers, and such broker-dealers will receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any broker-dealers that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be underwriters and any commissions received by such broker-dealers and any profit on resale of Shares sold by them might be deemed to be underwriting discounts or commissions under the Securities Act. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other similar expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders.

    At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriters for Shares purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

    The Selling Shareholders are not restricted as to the price or prices at which they may sell their Shares. Sales of Shares at less than market prices may depress the market price of the Company's Common Stock. Moreover, the Selling Shareholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-2, 10b-6, and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Shareholders.

    In order to comply with certain states' securities laws, if applicable, the Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

    The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such reports, proxy statements and other information can be obtained from the Commission's web site at http://www.sec.gov. Quotations relating to the Common Stock appear on the NASD'S OTC Bulletin Board. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    A COPY OF THE COMPANY'S LATEST FORM 10-K ANNUAL REPORT FILED WITH THE COMMISSION IS REQUIRED TO BE DELIVERED WITH THIS PROSPECTUS.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby (the "Shares"). This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, that Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to that Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at those facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed or to be filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this Prospectus:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (A copy of the Company's latest Form 10-K is required to be delivered with this Prospectus.)

    (b) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering (which shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents).

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which are also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of each such person, a copy of any or all the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless the exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive offices: Attn: Secretary, 119 Despatch Drive, East Rochester, New York 14445, telephone number (716) 381-5470.

                                 SELLING SHAREHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of July ____, 1997 and as adjusted to reflect the sale of 3,288,000 Shares of Common Stock by the Selling Shareholders.

                                                                                                             Shares Beneficially
                                              Shares Beneficially Owned     Shares to be Offered for         Owned at Completion
                                              Prior to Offering (1)         Sale by Selling Shareholders     of Offering
                                              ---------------------         ----------------------------     -----------
   Name of Beneficial Owner                   Number          Percent               Number                   Number      Percent
   ------------------------                   ------          -------               ------                   ------      -------
Arabella                                                                            500,000
c/o Privatim Finance Ag.

ROI Partners                                                                        300,000
c/o ROI Partners

Microcap Partners                                                                    50,000
c/o ROI Partners

ROI + Lane L/P                                                                       60,000
c/o ROI Partners

Pleiades Investment Partners                                                         50,000
c/o ROI Partners

NAVLLC                                                                               18,000
c/o ROI Partners

ROI Offshore Fund Ltd                                                               100,000
c/o ROI Partners

Mark Boyer (2)                                                                       80,000
c/o ROI Partners

Louis Fenn                                                                           50,000

Barry Plost                                                                         150,000

Siam Partners II                                                                    100,000

Tahoe Partnership I                                                                 100,000

E&MRP Trust                                                                         200,000

Special Situations Fund III LP                                                      800,000

Special Situations Cayman Fund LP                                                   200,000

Special Situations Private Equity Fund LP                                           500,000

Timothy Lepper (3)(5)                                                                15,000

Wayne N. Parry (4)(5)                                                                15,000



    The number of Shares which may actually be sold by the Selling Shareholders will be determined from time to time by the Selling Shareholders and will depend upon a number of factors, including the price of the Company's Common Stock from time to time. Because the Selling Shareholders may sell all or none of the Shares that they hold and because the offering contemplated by this Prospectus is not being underwritten, no estimate can be given as to the number of Shares that will be held by the Selling Shareholders upon termination of the offering. See "Plan of Distribution."

(1) For all shares listed, each person possesses both sole voting and investment power.

(2) Mark Boyer has been a Director of the Company since 1994. _________ Shares attributed to Mark Boyer are owned by ROI Partners, ROI & Lane, L.P. or accounts controlled by ROI Partners. Mr. Boyer is a general partner of ROI Partners and as such, controls said shares.

(3) Timothy Lepper has been President, Chief Executive Officer and a Director of the Company since 1995. Mr. Lepper was also previously President of the Company's subsidiary, Vertex Transportation, Inc. from before its acquisition by the Company in 1994.

(4) Wayne N. Parry has been a Director of the Company since 1994 and Secretary of the Company since 1996. Mr. Parry also has succeeded Mr. Lepper as President of the Company's subsidiary, Vertex Transportation, Inc.

(5) Includes 425,000 Shares issuable to Timothy Lepper and 425,000 Shares issuable to Wayne N. Parry at $0.15 per Share under outstanding options which expire on May 1, 2002.

    *Represents less than 1% of the Company's outstanding Shares.


                             DESCRIPTION OF CAPITAL STOCK


                       AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    The authorized capital stock of the Company presently consists of 6,000,000 shares of common stock, par value $0.10 per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). The following description of the Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and By-laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    As of the date of this Prospectus, there were 4,248,117 issued and outstanding shares of Common Stock and outstanding options to purchase 850,000 shares of Common Stock. The options were issued to Timothy Lepper and Wayne N. Parry, the Company's two senior officers and expire on May 1, 2002. Each holder of Common Stock is entitled to one vote for each share held. The holders of Common Stock, voting as a single class, are entitled to elect all of the directors of the Company.

    Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in the Company's assets remaining after payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable.

DELAWARE LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    Set forth below is a description of such provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws. Such description is intended as a summary only and is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part.

    NUMBER OF DIRECTORS AND AMENDMENT. The Bylaws provide that there shall be no less than three nor more than seven directors sitting on the Board of Directors and that the number of directors shall be fixed by majority approval of the Board of Directors or by a vote of a majority of the stockholders of the Company. Currently, the number of directors is set at three. In addition, the Bylaws provide that such provision establishing the number of directors may only be amended by a vote of a majority of the stockholders of the Company or by majority approval of the Board of Directors.

    SPECIAL STOCKHOLDER MEETINGS. The Bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless required by law, shall be called by the President, or by the President or Secretary if requested in writing by a majority of the entire Board of Directors or by stockholders owning not less than 50% of the entire voting stock of the Company then issued and outstanding. A special meeting may not be held absent a call by the President or such a written request. The request shall state the purpose or purposes of the proposed meeting. Such limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate action that is opposed by the Board of Directors. Such action on the part of stockholders could include the removal of an incumbent director, the election of a stockholder nominee as a director, or the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change existing Board of Directors and management.

    PREFERRED STOCK. The Amended and Restated Certificate of Incorporation authorizes the Company's Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the rights, preferences, privileges and restrictions thereof. No shares of Preferred Stock are issued or outstanding. The Company believes that the ability to issue Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of the Company's Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgments as to the best interests of the Company and its stockholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

                                    LEGAL MATTERS


    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Holtzberg & Conway, East Rochester, New York.

                                       EXPERTS

    The consolidated financial statements and financial statement schedules of the Company as of June 30, 1996 and 1997 incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1997 have been included herein and incorporated by reference in reliance on the report of Hein & Associates, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Company and the Selling Shareholders will pay all of the expenses incurred in connection with the offering described in this registration statement. Those expenses are estimated to be as follows:

                                                     To be Paid   To be Paid
                                                       by the    by the Selling
                                                      Company    Shareholders
                                                      -------    ------------

    Securities and Exchanges Commission
      registration fee . . . . . . . . . . . . . . .   $ 1,316       $  --
    Legal fees and expenses. . . . . . . . . . . . .    10,000          --
    Printing expenses. . . . . . . . . . . . . . . .    10,000          --
    Fees and expenses (including legal fees) for
      qualification under state securities laws. . .     5,000          --
    Accounting fees and expenses . . . . . . . . . .     3,000          --
    Miscellaneous. . . . . . . . . . . . . . . . . .     2,000          --
                                                      --------       -----
        Total. . . . . . . . . . . . . . . . . . . .    31,316
                                                      --------       -----
                                                      --------       -----

    Except for the Securities and Exchange Commission filing fee, all expenses are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided that the officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action or suit by or in the right of the corporation under the same conditions against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. When an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which the officer or director actually and reasonably incurred.

    Article III, Section 13 of the Company's By-Laws provides that the Company shall indemnify its directors and officers against liabilities and expenses which they may incur as directors and officers of the Company to the extent the corporation is empowered to provide such indemnification in accordance with the Delaware Law.

    Section 145 of the Delaware Law also contains provisions authorizing a corporation to obtain insurance on behalf of any director and officer against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. The Company currently does not maintain insurance coverage for the directors and officers of the Company.

    The directors and officers of the Company are entitled to indemnification by each Selling Shareholder against any cause of action, loss, claim, damage or liability to the extent it arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained herein, as the same shall be amended or supplemented, made in reliance upon and in conformity with written information furnished by the Selling Shareholders expressly for use in connection with the Registration Statement.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                  DESCRIPTION


5.1      Opinion of Holtzberg & Conway [to be filed by amendment]
23.1     Consent of Holtzberg & Conway (contained in Exhibit 5.1 hereto)
23.2     Consent of Hein & Associates LLP  [to be filed by amendment]
24.1 Power of Attorney (Reference is made to page II-5 of this Registration Statement)

ITEM 17.  UNDERTAKINGS.

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (d)  The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of East Rochester, State of New York, on this 11 day of July, 1997.

                                  COUNTRY WIDE TRANSPORT SERVICES, INC.


                                  By:     /s/ Timothy Lepper
                                       ----------------------------
                                        Timothy Lepper, President and
                                        Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1993, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

            NAME                       TITLE                        DATE
            ----                       -----                        ----

     /s/ Timothy Lepper      Chairman, President, Chief         July 11, 1997
      -------------------    Executive Officer, Principal
       Timothy Lepper        Financial Officer, Principal
                             Accounting Officer and Director

     /s/ Wayne N. Parry      Director                           July 11, 1997
      -------------------
       Wayne N. Parry

       /s/ Mark Boyer        Director                           July 11, 1997
        ---------------
         Mark Boyer

                                  POWER OF ATTORNEY

    KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints Timothy Lepper and Wayne N. Parry, or either of them, his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to the Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, or in connection with the registration of the Common Stock under the Exchange Act, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may do or cause to be done by virtue hereof.


            NAME                                                    DATE
            ----                                                    ----

     /s/ Timothy Lepper                                         July 11, 1997
      -------------------
       Timothy Lepper

     /s/ Wayne N. Parry                                         July 11, 1997
      -------------------
       Wayne N. Parry

       /s/ Mark Boyer                                           July 11, 1997
        ---------------
         Mark Boyer